Exhibit 99.6

Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 a.m. (New York City time) on December 13, 2024 for action to be taken.

2024 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Nexxen International Ltd. (the “Company”)

ADS CUSIP No.:	89484T104.*

ADS Record Date:	November 20, 2024.

Meeting Specifics:
Annual General Meeting to be held on Friday, December 20, 2024 at 12:30 p.m. (Israel time) at the principal executive offices of Nexxen International Ltd. (the “Company”) at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel (the “Meeting”).

Depositary:	Citibank, N.A.

Deposit Agreement:	Deposit Agreement, dated as of June 22, 2021, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder.

Deposited Securities:	Depositary Interests (the "Shares"), each one (1) Depositary Interest representing the right to receive one (1) Ordinary Share of the Company.

Custodian(s):	Citibank, N.A. (London).

*ADS CUSIP No. is provided as a convenience only and without any liability for accuracy.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares issued under the Deposit Agreement and identified above (the “ADSs”), hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

The Depositary has been advised by the Company that under the Articles of Association as in effect on the date of the Deposit Agreement, voting at any meeting of shareholders of the Company is by poll.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Articles of Association and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such voting instructions.

Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise contemplated in the Deposit Agreement). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Notwithstanding anything else contained in the Deposit Agreement, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

Resolutions

1.
To cancel the admission to trading on AIM of the ordinary shares of NIS 0.01 each in the capital of the Company and to authorise the directors of the Company to take all action reasonable or necessary to effect such cancellation.

2.	To approve a reverse share split of the Company’s ordinary shares, par value NIS 0.01 per share, at a ratio of 2-for-1, upon the terms and timing to be determined by the Board.

3.	To remove the provisions of Article 10 and Article 74 and amend Articles 1, 4 and 18 of the Articles of Association of the Company.

4.	To re-elect Christopher Stibbs as an independent non-executive director.

5.	To re-elect Neil Jones as a senior non-executive director.

6.	To re-elect Joanna Parnell as a non-executive director.

7.	To re-elect Lisa Klinger as a non-executive director.

8.	To re-elect Norm Johnston as a non-executive director.

9.	To re-elect Daniel Kerstein as a non-executive director.

10.	To re-elect Rhys Summerton as a non-executive director.

11.	To re-elect Ofer Druker as a director.

12.
To re-appoint Somekh Chaikin, Member Firm of KPMG International as the Company’s independent external auditor for 2024 until the annual general meeting of shareholders held in 2025 and to authorise the Company’s Board of Directors (or, the Audit Committee, if authorised by the Board of Directors) to fix their remuneration.

13.
To approve an increase to the share reserve of the Company’s Global Share Incentive Plan (2011) and an increase to the share reserve of the Company’s 2017 Equity Incentive Plan, as set out in the Circular provided.

14.	To approve the CEO Compensation Package, as set out in the Circular provided.

15.	To amend the Company’s Remuneration Policy for Directors and Executives, as set out in the Circular provided.

The Board of Directors recommends to vote FOR the proposed resolutions on which voting is conducted.

 A  Issues          Nexxen International Ltd.

Resolution 1	For	Against	Abstain
Resolution 2	☐	☐	☐
Resolution 3	☐	☐	☐
Resolution 4	☐	☐	☐
Resolution 5	☐	☐	☐
Resolution 6	☐	☐	☐
Resolution 7	☐	☐	☐
Resolution 8	☐	☐	☐
Resolution 9	☐	☐	☐
Resolution 10	☐	☐	☐
Resolution 11	☐	☐	☐
Resolution 12	☐	☐	☐
Resolution 13	☐	☐	☐
Resolution 14	☐	☐	☐
Resolution 15	☐	☐	☐

 B  Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)